PEARSON

27 June 2005



PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

2005 JUL 11

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
4 May – Pearson IFRS briefing
17 May – Pearson Education and Audible announce strategic partnership.....
1 June – Interactive Data announces special dividend and new share repurchase program
7 June – Rona Fairhead, Pearson CFO, presents to Merrill Lynch...
15 June – David Shanks and Will Ethridge present to Lehman Brothers....
15 June – The NREMT signs exclusive agreement with Pearson VUE for testing services
15 June – Pearson Educational Measurement wins $279million five-year Texas school..
22 June – Pearson Education to customize online math program for DeVry University
23 June – Pearson to acquire AGS Publishing

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Secretary

PROCESSED
JUL 1 3 2005
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9


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04 May 2005

Pearson IFRS briefing

Pearson provided details of the effect of IFRS on our reported results for 2003 and 2004.

Click here to view the press announcement

Click here to download the detailed technical analysis (PDF 160kb)

Audiocast

Click here for the audiocast of the briefing event held by Rona Fairhead, CFO and Robin Freestone, deputy CFO

Click here to download the presentation that accompanies the briefing (PDF 590kb)

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17 May 2005

Pearson Education and Audible announce strategic partnership to bring just-in-time learning to the ears of college students

Companies Will Create and Co-Market Digital Audio Study Guides for Playback On Apple® iPods®, PDAs, and other AudibleReady® Devices

Upper Saddle river and Wayne, NJ. - Pearson Higher Education, part of Pearson plc (LSE: PSON; NYSE: PSO), and Audible, Inc. (NASDAQ: ADBL) today announced a strategic alliance to deliver innovative audio learning products to the higher education market. The partnership brings together Pearson, the global leader in educational publishing and the market share leader in the $6 billion higher education market, and Audible, Inc.®, the company that has defined and leads the spoken-word digital audio download category.

The audio products developed by the companies will be distributed by Audible.com® and available for download to more than 130 AudibleReady® digital audio devices, including iPods®, other MP3 players, PDA's, and smart wireless devices gaining such broad consumer acceptance, particularly on campuses.
This agreement emphasizes Pearson's strong focus on customizing learning tools to new technology and providing more choice and value options for students. Audible will utilize its original audio production capacity to create and make available Pearson Higher Education study guides in downloadable audio format.

The companies expect the first exclusive audio study guide products to be available for download for the 2005-2006 academic year. Pearson Education and Audible will also create and co-market educational audio products for the general consumer, beginning in 2005.

"This landscape-shifting relationship opens up a whole new channel of content delivery choices for students at a price students, and their parents, will appreciate," commented Will Ethridge, chief executive officer of Pearson Higher Education, International, and Professional Publishing. "This strategic relationship brings together Pearson's market-leadership, years of research in performance-based learning, and the largest and most successful higher education sales force in the world, with Audible's industry-leading spoken word audio download capability and Audible's distribution partners including Apple® iTunes® and Amazon.com."

"We recently formed Audible Education to create and distribute educational digital audio to scholastic, professional, and general learners of all ages," said Donald Katz, Audible's chairman and chief executive. "From the many hundreds of thousands of Audible.com® customers currently using our premium audio programming to learn and become more successful, Audible has become a powerful tool for productivity and learning. This strategic relationship with Pearson couldn't be more appropriate to a mission our companies will now share. We believe this will be a mutually profitable and culturally meaningful partnership in every way."

Ethridge added, "There is compelling research that identifies 30% of our population as auditory learners. By coupling this research with the growing popularity of downloadable audio, we believe these study guides can make a significant difference in student performance by accommodating diverse learning and life styles. Students today want the option to be untethered from traditional modes of learning. This product line fills a much-needed gap in learning content for a mobile and multitasking generation."

About Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing research-based print and digital programs to help students of all ages learn at their own pace, in their own way. While virtually all students in America learn from a Pearson program at some point in their educational career, about three million college students are currently pursuing their courses online using Pearson Higher Education's products. Nearly 25,000 schools use Pearson technology to help instruct preK-12 students and manage how they are doing. Pearson provides schools customizable services to create, deliver, score and report educational assessments, both in print and online, The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

About Audible, Inc.

Audible® (www.audible.com®) is the Internet's leading premium spoken word audio source. Content from Audible is downloaded and played back on personal computers, CDs, or AudibleReady® computer-based mobile devices. Audible has more than 70,000 hours of audio programs from more than 200 content partners that include leading audiobook publishers, broadcasters, entertainers, magazine and newspaper publishers, and business information providers. Audible.com is

Amazon.com's and the Apple® iTunes® Music Store's pre-eminent provider of spoken word products for downloading or streaming via the Web. Additionally, the Company is strategically aligned with Random House, Inc. in the first-ever imprint to produce spoken word content specifically suited for digital distribution, Random House Audible. Among the Company's key business relationships are Apple® Corp., Creative Labs, Hewlett-Packard Company, Microsoft® Corporation, palmOne, Inc., PhatNoise, Inc., Rio Audio, Sony Electronics, Texas Instruments Inc., and VoiceAge Corporation.

Audible, www.audible.com, AudibleListener, and AudibleReady are registered trademarks of Audible, Inc. and all are part of the family of Audible, Inc. trademarks.

Other product or service names mentioned herein are the trademarks of their respective owners.

Further information

Pearson Education

Wendy Spiegel
1185 Avenue of the Americas
New York, NY 10036
tel (800) 745-8489
fax (212) 782-3479
communications@pearsoned.com

Audible, Inc.

Dave Joseph
65 Willowbrook blvd.
Wayne, NJ 07470
tel: (973) 837-2824
djoseph@audible.com

Legal statement | Copyright © 2002 Pearson plc



Press releases



01 June 2005

Interactive Data announces special dividend and new share repurchase program

Bedford - Interactive Data Corporation (NYSE: IDC) today announced that its Board of Directors has declared a special dividend of $0.80 per share of common stock. The dividend is payable on July 7, 2005 to stockholders of record on June 15, 2005. In addition, Interactive Data announced it has completed its one million share buyback program, which was originally authorized in September 2004. With the completion of this most recent program, Interactive Data's Board of Directors has authorized a new buyback program for the repurchase of up to one million shares of its common stock.

In combination, the special dividend and stock repurchase program would return close to $100 million to stockholders (assuming the new buyback program is completed based on the current market value of Interactive Data's common stock).

"Returning nearly $100 million to our stockholders through the combination of a special dividend and our buyback program reflects the strength of our balance sheet while maintaining the financial flexibility necessary to achieve key business objectives such as continuing to grow our business organically and pursue strategic acquisitions," stated Stuart Clark, Interactive Data's president and chief executive officer.

Interactive Data has historically generated strong cash flow from operations, and ended the first quarter of 2005 with $226.1 million in cash, cash equivalents and marketable securities, and no debt.

During the second quarter of 2005, Interactive Data acquired 465,400 shares under the stock buyback program initiated in September 2004 at an average purchase price of $21.08 per share. The average price for all common stock repurchased under the stock buyback program initiated in September 2004 was $21.06 per share. Repurchases made under the new one million share buyback program will be made in the open market or in privately negotiated transactions from time to time, subject to market conditions and other factors and in compliance with applicable legal requirements. Repurchases of common stock may also be made under a Rule 10b5-1 plan, which would permit shares to be repurchased when Interactive Data might otherwise be precluded from doing so under insider trading laws. Interactive Data intends to use cash on hand to fund any purchases. While the Company anticipates completing this program within one year, it is not obligated to acquire any particular amount of common stock as a result of the plan, which may be suspended or discontinued at any time.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act and laws. These statements include our statements related to any potential future stock repurchase transactions, including our intention to repurchase shares of our common stock from time to time under, and the source of funding for, the repurchase program as well as the timing, nature and financial impact of any such transactions related to the stock buyback program; statements related to the special dividend, including the timing, nature and financial impact of issuing any such dividend; and statements related to our cash flow and the financial flexibility associated with achieving organic growth and pursuing strategic acquisitions. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the relative performance of the economy and the U.S. stock markets as a whole; (ii) market price of our common stock and other market conditions; (iii) the difficulty of predicting our future cash needs; (iv) the nature of other investment opportunities available to us from time to time; (v) our operating cash flow; and (vi) and other factors identified in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The Company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

Further information

Investor Contact:
Andrew Kramer
Director of Investor Relations
781-687-8306
Andrew.Kramer@interactivedata.com

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07 June 2005

Rona Fairhead, Pearson CFO, presents to the Merrill Lynch European TMT conference

Click here to download the Presentation (.pdf 900kb)

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15 June 2005

David Shanks and Will Ethridge present to Lehman Brothers European media conference

Presenters at the event:

Will Ethridge, President, Higher Education, International and Professional Group

(Click here to download the presentation - 4.2Mb PDF)

David Shanks, CEO, Penguin Group (US)

(Click here to download the presentation - 6.5Mb PDF)

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15 June 2005

The NREMT Signs Exclusive Agreement with Pearson VUE for Testing Services

BLOOMINGTON, Minn. - Pearson VUE, the electronic testing business of Pearson Education, today announced that it signed a seven-year contract with the National Registry of Emergency Medical Technicians to be the exclusive test delivery provider for the computer-based Emergency Medical Technician exams. As part of this agreement, Pearson VUE will also provide the NREMT with psychometric services.

Beginning in January 2007, these exams will be delivered electronically throughout the United States and its territories in the Pearson VUE-owned and -operated network of more than 200 Pearson Professional Centers supplemented by select Pearson VUE® Authorized Center locations in rural areas. With over 300 test centers to choose from, NREMT candidates will have the flexibility to test when they want, at a location convenient for them.

The NREMT is a national certifying agency established to service the Emergency Medical Services community by providing a valid, uniform process to assess the knowledge and skills required for competent practice required by EMS professionals across the country. The NREMT seeks to verify that every EMT who passes the NREMT exam possesses the necessary skills and knowledge to competently provide entry-level, pre-hospital emergency medical care. The NREMT also maintains a registry of certification status.

"The implementation of computer-based testing is important to the NREMT as we seek to serve the EMS community by providing a valid, reliable exam in a way that maximizes benefits for our candidates. By transitioning our paper-and-pencil administered exams to computer adaptive testing (CAT), candidates will realize increased flexibility, the convenience of testing when and where they choose, an easier registration and scheduling process and more rapid turnaround of test results," said Bill Brown, NREMT executive director. "This will also benefit the state licensing agencies with faster access to information about their job applicants allowing them to fill openings and service their communities more quickly."

"We are pleased the National Registry of Emergency Medical Technicians chose Pearson VUE as its testing solution partner for its conversion from paper-and-pencil testing to computer-based testing. We look forward to bringing the many benefits of electronic testing to the EMS community. Our psychometric services combined with a fully integrated testing system and our state-of-the-art test centers will provide the consistency,

control, security and coverage the NREMT requires," said Bob Whelan, vice president and general manager of Pearson VUE.

Pearson VUE (www.pearsonvue.com) is the electronic testing business of Pearson Education, which in turn is part of Pearson, the international media company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

Further information

Luke Swanson +44 (0) 7770 381 704 / Charlotte Elston + 44 (0) 7730 546 821

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15 June 2005

Pearson Educational Measurement wins $279 million five-year Texas school testing contract

IOWA CITY, Iowa - Pearson Educational Measurement today announced that it was awarded a $279 million, five-year contract to provide student assessment and testing services to the Texas Education Agency.

The Texas contract, which covers the largest and most comprehensive statewide testing program in the country, includes managing all aspects of the Texas assessment program, including item development, test construction, research and psychometrics, test administration of the Texas Assessment of Knowledge and Skills (TAKS), Spanish TAKS, Texas English Language Proficiency Assessment System (TELPAS) for English Language Learners, State Developed Alternative Assessment (SDAA), and online testing and reporting, among other components.

Receiving test results quickly is critically important. With the largest capacity for delivering large-scale assessments in the industry, Pearson will continue to provide test results to districts for the Student Success Initiative grades within seven working days of the return of district test materials.

"We're very pleased to continue working with the Texas Education Agency on its assessment programs for the benefit of the students of Texas," said Douglas Kubach, president and CEO, Pearson Educational Measurement. "We bring to our relationship with TEA two decades of familiarity and experience with the Texas program, and plan to continue to maintain our high level of quality and service while working with the agency to expand and modify the program to meet the evolving needs of education in the state."

"Pearson Educational Measurement is a long-time partner of our agency. The company has a proven track record of providing accurate test results quickly. Together, we continue to seek innovative ways to strengthen the Texas assessment system," Commissioner of Education Shirley J. Neeley said.

As part of the contract, Pearson Educational Measurement will provide online formative assessments based on Pearson PASeries (Progress Assessment Series) to all Texas schools in the Student Success Initiative grades - 3, 5 and 8. This service will enable teachers throughout the school year to administer online formative assessments that are correlated to Texas standards and provide forecasts of TAKS performance. By more precisely identifying students earlier in the school year who are at potential risk of not meeting performance standards

on these high-stakes tests, teachers can provide earlier intervention and more-targeted instructional strategies to improve student performance. PASeries tests in reading and mathematics will be available in other grades as district options.

Pearson Educational Measurement will utilize its Austin Operations Center to support work on the contract, as well as its Iowa City and Cedar Rapids, Iowa, facilities. Pearson Educational Measurement employs over 300 people full-time and 1,500 seasonally in Texas, and operates performance scoring centers in Austin, Dallas and Houston.

Pearson Educational Measurement will use its comprehensive suite of custom assessment services - PEMSolutions - which provides the ability to create quality assessment instruments, deliver tests both on paper and online, score a full spectrum of test items with a proprietary scoring network, report test results to educators and parents quickly, and analyze results. These services are provided individually or combined, supporting summative, formative, English language, alternative and other custom assessments. Schools benefit from flexibility in type or mode of testing and are able to test later while getting results back earlier. All PEMSolutions programs are enhanced by certified program management, world-class customer service and a highly responsive account team.

About Pearson Educational Measurement

Pearson Educational Measurement, the largest comprehensive provider of educational assessment products, services and solutions, helps states and large school districts meet the requirements of education reform while using testing and assessment to promote learning. As a pioneer, PEM has been a trusted partner in district, state and national assessments for more than 50 years.

PEM's full-service offerings for K-12 and other assessment organizations include PEMSolutions™ (Pearson Educational Measurement Solutions) for custom assessments, both online and on paper; PASeries™ (Progress Assessment Series) for formative assessments; Perspective™ for performance reporting; and a wide range of data warehousing and other educational assessment products and services. Pearson Educational Measurement operates as a business of Pearson Education, the world's largest education company, which in turn is a part of Pearson (NYSE: PSO; LSE: PSON), the international media company. Pearson's other primary operations include the Financial Times Group and the Penguin Group.

For more information, visit the website at www.pearsonedmeasurement.com.

Further information

Luke Swanson +44 (0) 7770 381 704 / Charlotte Elston + 44 (0) 7730 546 821

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22 June 2005

Pearson Education to customize online math program for DeVry University

Results show dramatic improvement in student performance with MyMathLab, Pearson's online homework and tutorial platform

Upper Saddle River, N.J. - Pearson Education (NYSE:PSO) today announced an agreement with DeVry University, Inc., a division of DeVry Inc. (NYSE:DV), one of the largest publicly held international higher education companies, to customize Pearson's MyMathLab online courses for DeVry students nationwide. The MyMathLab homework and tutorial platform will be implemented at the 69 DeVry locations where the university offers its undergraduate programs and available to 43,000 students enrolled in both onsite and online programs.

The world's leading education company, Pearson Education will customize content from its mathematics textbooks to align with DeVry University's "mastery learning" strategy, recently adopted to ease the initiation to college-level math for DeVry's large and diverse student body.

"Mastery learning is an educational philosophy that increases student success by providing students with feedback and correctives geared to the needs of each individual learner," said DeVry Vice President of Academic Affairs, Patrick Mayers. "MyMathLab provides the curriculum content and computer-based tools and applications to support this learning methodology."

Don Kilburn, president of Pearson Custom Solutions, said, "We've been working closely with DeVry for over a year to create a customized math program for their undergraduate students. We hope this is just the beginning of a relationship that is centered around a commitment to education innovation and achieving the mastery learning goal set for DeVry University students."

With MyMathLab's broad suite of powerful tools and multimedia content, including videos, animations, and eBook references, students are better able to master challenging math concepts, working at their own pace. MyMathLab courses are personalized and adaptive to the math competence of the individual student and include diagnostics that identify each student's competencies and then direct them to tutorials for mastery of particular topics. Faculty and students report that MyMathLab reduces math anxiety and builds student confidence.

Experience with MyMathLab is demonstrating that instructors

have more time to spend assisting individual students, especially since the program automatically grades homework, quizzes and exams. The MyMathLab platform brings significant benefits to faculty and administration with its assessment and grading capability, diagnostic tools and tracking and reporting of students' progress.

According to Jim Behnke, Pearson Higher Education's Chief Publishing Officer, "Students are experiencing success with my MyMathLab at 400 two- and four-year colleges across the country, and virtually all of them have seen student success rates improve, many jumping from 50 percent to 80 percent or higher. These gains tell us that the program is truly working." Behnke noted that the combination of a supportive learning environment and the MyMathLab homework and tutorial platform is enabling students to close the gap in their math competency while building the confidence and motivation that will benefit their academic performance and professional careers. He added, "Colleges are reporting that with the implementation of MyMathLab, they have been able to demonstrate improvement in student performance and retention at a cost savings for the institution."

Pearson is currently training 200 DeVry University math faculty and will provide on-going support to all DeVry locations.

About DeVry University

As one of the largest degree-granting higher education systems in North America, DeVry University provides high-quality, career-oriented associate, bachelor's and master's degree programs in technology, business and management. Approximately 53,000 students are enrolled at its 78 locations that are in 21 states and Canada, as well as through DeVry University Online. DeVry University is accredited by The Higher Learning Commission and is a member of the North Central Association (NCA). DeVry University, a division of DeVry Inc. (NYSE: DV), is based in Oakbrook Terrace, Ill. For more information about DeVry University, visit http://www.devry.edu.

About MyMathLab

Powered by CourseCompass and MathXL, Pearson Higher Education's MyMathLab is a series of text-specific online courses that accompany over 150 Addison-Wesley and Prentice Hall textbooks in Mathematics and Statistics. Since 2001 more than one million students have improved their math scores with MyMathLab's easy-to-use online homework, guided solutions, multi-media, tests, and eBooks. Pearson provides training and support to the more than 400 two and four-year colleges adopting the MyMathLab platform. For more information, visit www.mymathlab.com.

About Pearson Custom Solutions

Pearson Custom Solutions is the recognized leader in the industry and known globally for its unrivaled combination of resources, experience, and depth of knowledge. For 30 years Pearson Custom has provided the tools and services to help individual educators in virtually any field teach in his or her own way. Whether in print, digital or video, instructors in the undergraduate, graduate or professional ranks have benefited from our expertise in developing customized projects — ranging from authoring original educational materials in online and textbook format (or combined) to building programs from our library of copyrighted content, or reorganizing existing text. Custom Solutions also offers program, curricula, and course development services. For more information, visit www.pearsoncustom.com .

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing. With brands such as Pearson Prentice Hall, Pearson Longman, Pearson Addison Wesley, and many others, Pearson Education provides quality content, assessment tools and educational services in all available media, spanning the learning curve from birth through college and beyond. Pearson Education is part of Pearson (NYSE: PSO), the international media company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

Further information

Kate Miller
kate.miller@pearsoned.com
1-800-745-8489

Legal statement | Copyright © 2002 Pearson plc



Press releases



23 June 2005

Pearson to acquire AGS Publishing

Targets growth in funding for at-risk students; strengthens position in school testing and publishing

Pearson, the international media and education company, today announced the acquisition of AGS Publishing from WRC Media for $270 million in cash. The acquisition will strengthen Pearson's education business in two fast-growing segments of the US School market: testing and publishing for students with special educational needs.

AGS, based in Shoreview, Minnesota, publishes assessments and curriculum materials for US school psychologists, teachers and students. It has a particular focus on supporting students who are at-risk or performing below grade level, including those whose first language is not English. These areas are attracting new attention and funding with the US federal requirement under No Child Left Behind (NCLB) that all students achieve 'Adequate Yearly Progress' towards mandated state standards in reading, math and science.

According to the US Department of Education, approximately three million students (ages 6-21) are being served in the learning-disabled category of the Individuals with Disabilities Education Act (IDEA). The Special Education Expenditure Project calculated that nationwide, expenditures for educating students with disabilities made up almost 22 percent of the total expenditures for elementary and secondary educational services. The number of English language learners aged 5-17 in the US grew from 2.4 million in 1990 to 3.5 million in 2000, according to the US Census.

AGS has grown rapidly in recent years, with sales increasing by more than 20% in both 2004 and the year to date. AGS's operating profit was $23m in 2004 before corporate overheads and is expected to increase significantly as the business becomes part of Pearson. Pearson expects the acquisition to enhance adjusted earnings per share from 2006, its first full year, including integration costs, and to be earnings neutral in 2005. Pearson also expects the acquisition to meet its cost of capital in 2006 and to enhance return on invested capital from 2007*. AGS's net asset value was $26m at 31 December 2004.

Steve Dowling, President of Pearson's School companies, said: "The central goal of federal education policy is for all students to demonstrate progress towards state standards in key subjects. That requires a focus on students with special educational needs. AGS reaches these audiences with

individually and group administered assessments and fills out our curriculum offering from middle school to high school for low achieving students. This acquisition extends our position in a fast-growing market segment and adds to the intellectual property, growth and profitability of our school business."

In school testing, AGS publishes a range of copyrighted assessments, administered by school psychologists or special education professionals with individual students, to assess areas including cognitive ability, educational achievement, speech/language and personal and social development. AGS also publishes a series of 'formative' assessments, administered in the classroom, to track student performance in reading and math towards 'Adequate Yearly Progress' under No Child Left Behind. The AGS assessment products enable teachers to diagnose special needs, assess where students are struggling and prescribe remedial instruction or intervention.

AGS's assessment products add breadth and strong branded assessments in the area of special educational needs to Pearson's Assessments & Testing business, a leader in psychological and educational assessments. Pearson has particular strength and leadership in NCLB-required high stakes testing including test development, scoring, processing and reporting.

In school publishing, AGS's curriculum-based instructional materials complement Globe Fearon, an imprint of the Pearson Learning Group. The AGS products include textbooks and workbooks in core curriculum areas, test preparation and independent life skills. The textbooks are geared to a low reading level but with content and design appropriate for middle and high school students. These materials support the individual learning needs of students who are at-risk and require educationally appropriate materials.

The acquisition, which is subject to regulatory approval, is expected to be completed in the third quarter. AGS will become part of the Pearson School Companies with its president, Kevin Brueggeman, joining the Pearson team and reporting to Steve Dowling.
AGS's assessment and curriculum staff and product lines will remain in the Minneapolis area.

** Note: operating profit, earnings and ROIC guidance in this announcement is stated before amortisation of intangible assets. IFRS3 requires that intangible assets other than goodwill (eg intellectual property, customer lists) are 'fair valued' at the point of acquisition and amortised through the P&L (with no cash impact) over their estimated useful lives. We have begun the fair valuation of AGS Publishing's intangible assets as required under IFRS3 and we expect to complete it around the time of closing.*

Further information

Luke Swanson/ Charlotte Elston: +44 (0) 207 010 2310

Wendy Spiegel: 800 745-8489/ David Hakensen: 952 681 3040

Notes

About AGS Publishing

For nearly fifty years, AGS Publishing has been a leading provider of products and services to assess cognitive ability, achievement, behaviour, speech, language, and personal and social adjustment. The company's educational testing and measurement services are used by schools and education systems nationwide to support quantitative evaluation of educational progress. In addition to testing and measurement tools, AGS Publishing provides curriculum materials for struggling students. Through scientifically based and technology-enabled products and services, AGS Publishing continues to stand with educators as partners to emphasize the skill development that is essential to lifelong learning.

About Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programmes to help students of all ages learn at their own pace, in their own way. While virtually all students in America learn from a Pearson programme at some point in their educational career, nearly 25,000 US schools and one million teachers and students use Pearson technology to help instruct preK-12 students and manage how they are doing. Pearson provides schools with custom services to create, deliver, score and report educational assessments, both in print and online, that help promote learning. In Higher Education, about three million college students are currently pursuing their courses online using Pearson Higher Education's products. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson Education is part of Pearson (LSE: PSON; NYSE: PSO), the international media and education company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

About Pearson Assessments

Pearson Assessments is the premier provider of psychological assessments and scoring solutions. For more than 40 years, it has provided tools for use by professionals to help assess adult personality, child and adolescent personality, biopsychosocial issues, achievement and development, and career interests and skills in a variety of settings.

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About Pearson Learning Group

The Pearson Learning Group is a leading publisher of supplemental materials for a wide range of ability levels for grades preK-12, and includes the imprints Modern Curriculum Press, Dale Seymour Publications, Celebration Press, and Dominie Press, as well as Globe Fearon, and Globe Fearon's Pacemaker Curriculum for special education students, serving middle and high school students.

Legal statement | Copyright © 2002 Pearson plc